EXHIBIT 99.54

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED
NOVEMBER 30, 2009

TASMAN METALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2009

Background

This discussion and analysis of financial position and results of operation is prepared as at January 25, 2010 and should be read in conjunction with the unaudited interim consolidated financial statements for the three months ending November 30, 2009 of Tasman Metals Ltd. (“Tasman” or “the Company”).  Those consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting policies (“GAAP”).  Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis (“MD&A”) are quoted in Canadian dollars.  Additional information relevant to the Company’s activities, can be found on SEDAR at www.sedar.com .

Company Overview

The Company was incorporated under the laws of the Province of British Columbia on August 27, 2007.  On October 22, 2009 the Company completed a statutory amalgamation with Lumex Capital Corp. and Ausex Capital Corp. and on November 3, 2009 commenced trading on the TSXV under the symbol “TSM”.

The Company is a junior resource company engaged in the acquisition and exploration of unproven rare earth elements (“REE”) and iron ore projects in Scandinavia and is considered a development stage company as defined by Accounting Guideline No. 11 of the Canadian Institute of Chartered Accountants (“CICA”) Handbook.  As at November 30, 2009, the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Amalgamation

On May 15, 2009, Tasman entered into a letter of agreement (the “Agreement”) whereby Tasman, Ausex and Lumex, agreed to conduct a statutory amalgamation (the “Amalgamation”). On October 22, 2009 (the “Effective Date”) the Amalgamation was completed under which the Company issued:

(i)	10,500,000 common shares to the Tasman shareholders, on an exchange ratio of one common share for each Tasman common share issued and outstanding;

(ii)	7,150,000 common shares to the Ausex shareholders, on an exchange ratio of one common share for each Ausex common share issued and outstanding; and

(iii)	5,046,402 common shares to the Lumex shareholders, on an exchange ratio of 1.0806 common shares for each Lumex share issued and outstanding.

The Amalgamation served as the qualifying transaction for both Ausex and Lumex under the policies of the TSXV.  On completion of the Amalgamation the Company become a mining issuer pursuant to the policies of the TSXV under the name “Tasman Metals Ltd.”

The completion of the Amalgamation resulted in the former shareholders of Tasman holding the single largest interest in the amalgamated company.  Accordingly, the Amalgamation has been treated for accounting purposes as a recapitalization.  In accounting for this transaction:

(i)	Tasman is deemed to be the parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book values; and

(ii)
control of the net assets of Ausex and Lumex was acquired on the Effective Date.  The transaction has been accounted for as a purchase of the assets and liabilities of Ausex and Lumex by Tasman.  The assets and liabilities of Ausex and Lumex have been recorded at their fair values, as follows:

$
Cash	393,802
Amounts receivable	6,123
Advances form Ausex, eliminated on Amalgamation	36,876
Amounts payable and accrued liabilities	(8,478)
Net assets acquired	428,323

Exploration Projects

As of the date of this MD&A the Company is the 100% owner of seven iron ore exploration claims close to the iron mines of the Kiruna district and 40 claims and claim applications for strategic metals, including rare earth elements (“REE”) in Sweden, Finland and Norway.

Sweden

In Sweden, Tasman holds seven claims prospective for iron ore, including the Sautusvaara nr 1 and Vieto nr 1 claims which hold 43-101 compliant Mineral Resources.  Furthermore, Tasman holds 5 claims or claim applications which are considered prospective for REE’s, including the Norra Kärr project.

Iron Projects

Tasman’s iron ore properties are centred on the iron mining centre of Kiruna, which lies 260 kilometres from Luleå harbour and 200 kilometres from Narvik harbour in Norway.  Tasman has completed preliminary exploration of their claims since they were first applied for in 2007 using a range of in house and external consultants and contractors.  The work focused on the recovery, validation and use of historic data on the 223 historic drill holes on the Properties.  Data have been extracted from the Swedish Geological Survey (“SGU”) archives, followed by the digital capture of assay, interval, density, core recovery and geological data.  Digital capture of surface geophysical (magnetic) analogue data has also been undertaken.

Sampling/resampling of core and density determination has been undertaken by Tasman during the Company’s initial review of the projects and for calculation of 43-101 Mineral Resources.

Sautusvaara

The Sautusvaara Property is contained within the Sautusvaara nr 1 exploration claim with an area of 1,218.37 hectares, 100% owned by Tasman.  The magnetite body of South Sautusvaara is located on the slope of the Palo-Sautusvaara hill. The depth of the glacial over burden is 3-5 metres and only one minor exposure of the magnetite body is known.  The magnetite body of North Sautusvaara is located at the north eastern shore of Lake Sautusjärvi.  Half of the footprint of the magnetite body is located underneath the lake where water depth is 2-4 metres.  The depth of the glacial overburden is between 15-20 metres.

The Sautusvaara iron deposit was discovered in 1896.  In the 1920’s, small scale trenching was carried out, and in 1929 it was claimed as Statsgruvefält (land for mining by the state).  Between 1961 and 1962, the SGU conducted ground magnetic surveys, which served as the basis for the drilling that was carried out between the years 1963 - 1967.  The

SGU also conducted aerial magnetic surveys during 1962-63 as part of a regional survey.  Drilling of Sautusvaara South began in 1963 and continued until 1967, over which period it was tested with 49 drill holes.  A Mineral Resource was estimated on the basis of this drilling but was based on procedures that preceded the introduction of NI 43-101 standards.  While drilling was conducted under the guidance of the SGU, all assays were completed in the laboratory of LKAB, Kiruna.

Drill follow up of ground magnetic anomalies lead to the discovery of a new magnetite body named Sautusvaara North in 1965.  25 holes were drilled to test mineralization from 1965 to 1967.  A Mineral Resource was estimated on the basis of this drilling.  Again, all assays were completed in the laboratory of LKAB, Kiruna.  In 2002, the project was claimed by Lundin Mining AB (then known as South Atlantic Ventures Ltd.).  The project was held for three years, the exploration data from which has not yet been made publicly available.

A Mineral Resource estimate has been prepared on behalf of Tasman by independent consulting geologist Geoff Reed of ReedLeyton Consulting in accordance with the CIM Definition Standards of 22 November 2005.  The classification of the resource at the appropriate levels of confidence are considered appropriate on the basis of drill hole spacing, sample interval, geological interpretation and all currently available assay data.  The final resource has been subdivided into indicated and inferred categories at the preferred cut-off grade of 20% Fe.

	TONNES (Mt)	GRADE (Fe%)	GRADE (Cu%)	GRADE (P%)	GRADE (S%)
Sautusvaara South
Indicated	18.6	37.7	0.08	0.08	1.80
Inferred	10.4	38.2	0.09	0.08	1.98
Sautusvaara North
Inferred	11.52	40.6	0.04	0.09	0.62

The South Sautusvaara Mineral Resource describes one lense of mineralization with internal waste rock bands of intrusive material, across a strike of 1100 metres and a down dip extent of up to 330 metres.  The sample spacing is approximately 40 metre x 50 metre x 1.0 metre.  No mining parameters are attached.  The mineralization is still open laterally and at depth.  The North Sautusvaara Mineral Resource describes a single body of mineralization between 40 metres and 130 metres true thickness, a strike of 300 metres and an average down dip extent of 200 metres.  A cut off grade of 20% Fe has been selected to best represent the margin of the mineralised body.  The sample spacing is approximately 40 metres x 50 metres x 1.0 metre.  No mining parameters are attached.  The mineralization remains open laterally and at depth.

Vieto

The Vieto Property is located within the Vieto nr 1 exploration claim of 1,543.09 hectares, 100% owned by Tasman. The magnetite body of Vieto is located on a slowly rising hill, immediately north of Lake Holmajärvi, close to the villages of Laukkuluspa and Aitejäkk.  There are no exposures of the ore body, and glacial overburden thickness averages 5 metres.

Iron ore was discovered at Vieto in 1914 by B. Högbom of the AB Nordsvenska Malmfält company, who were granted a mining right over the project.  In 1929 the project was secured by the state with a Statsgruvefält (land for mining by the State).  Ground magnetic measurements revealed that the orebody strikes in E-W and is approximately 1300 metres long.  It was investigated by 4 drill holes and 4 trenches.

In 1963, the SGU initiated the “Iron Ore Inventory in Norrbotten” project, which started a detailed program investigating iron ore at Vieto and elsewhere.  Exploration at the Vieto Property included ground magnetic measurements, EM and gravity surveys, and culminated with the diamond drilling of 25 holes from 1967 to 1969 on 11 profiles, which discovered a massive magnetite body covering approximately 24,600 square metres at surface.  A Mineral Resource was estimated on the basis of this drilling in the late 1960’s.  One of the drill-holes (67903) intersected a 20 metre wide zone of 0.8% Cu mineralization (0.8% Cu) in the hangingwall of the iron ore, which was investigated with a electromagnetic, resistivity and IP surveys in 1968 and the diamond drilling of anomalies in 1969 and 1971.

A second exploration campaign started in 1974.  During 1974 and 1977 detailed geological mapping and boulder tracing were carried out. In 1975-76 electromagnetic measurements were carried out.  A geochemical survey (peat bog samples) was done in 1974-75 and detailed geological mapping in 1975 and 1977.  In order to investigate slingram- and IP-anomalies seven drill holes, in total 1054.5 metres, were drilled in 1978.  No mineralization of economic interest was found and the SGU/SGAB played no further part in the development of the project.

In 1985 LKAB Prospektering AB claimed the Vieto Property.  Boulder tracing and geological mapping were carried out.  Geophysical measurements were done in 1986 and a drilling program comprising five drill holes, in total 958.5 metres, started the same year in order to investigate slingram and magnetic anomalies.  Only mineralization of low grade was discovered.  In 1987 the Vieto area was boulder traced over again and several new boulders mineralized with chalcopyrite, sphalerite and galena were found.  These results gave reasons for an extended geochemical survey, and in 1987 and 1988 a deep till sampling comprising 268 samples was carried out.  No further work was carried out and the claim was relinquished in October 1989.

In 1998, the area of the iron mineralization was claimed by Rio Tinto Ltd. with the Laukkujärvi nr 1 claim, and held until early 2004.  A ground magnetic survey was completed.  In 2002, Lundin Mining AB (then known as South Atlantic Ventures Ltd.) claimed the northern segment of Tasman’s Vieto Property with the Norrbotten nr 103 claim.  The project was held for three years, the exploration data from which has not yet been made publicly available.

A Mineral Resource estimate has been prepared on behalf of Tasman by independent consulting geologist Geoff Reed of ReedLeyton Consulting in accordance with the CIM Definition Standards of 22 November 2005.  The classification of the resource at the appropriate levels of confidence are considered appropriate on the basis of drill hole spacing, sample interval, geological interpretation and all currently available assay data.  The final resource has been assigned an inferred category at the preferred cut-off grade of 20% Fe.

	TONNES (Mt)	GRADE (Fe%)	GRADE (Cu%)	GRADE (P%)	GRADE (S%)
Inferred	13.27	34.3	0.15	0.33	1.70
The Vieto Mineral Resource describes three orebodies of mineralization with various lenses of >30% Fe, across a strike of 1300 metres and a down dip extent of up to 120 metres.  The mineralization is still open laterally and at depth.

Renhagen, Harrejaure and Tjåorika Properties

The Renhagen, Harrejaure and Tjåorika Properties are located within the Harrejaure nr 1 exploration claim of 4068.64 hectares, 100% owned by Tasman.  The magnetite bodies of Renhagen, Harrejaure and Tjåorika lie 33 kilometres westsouthwest of Kiruna, 11 kilometres from road head at the now closed Ekströmsberg iron ore mine.  The Properties lie on flat rolling ground to the south of Coavrrigat Mountain.  Soil cover is 0-1 metres deep.  Drilling is best undertaken during winter with frozen ground and snow cover.

Outcropping mineralization was first discovered at Renhagen in 1949 by the SGU.  Later the same year, mineralization was followed up with ground magnetic surveying and in 1951 by trenching, when mining rights were granted.  The SGU undertook magnetic and gravity measurements between 1962 and 1963, and completed 5 diamond drill holes for a total of 891 metres in 1968.  Four of these holes were recorded as intersecting rich magnetite ore.  Relogging and resampling of drill core REN68103 by independent geologist Geoff Reed confirmed the rich nature of the Fe mineralization and included 2 metres at 56% Fe, 0.02% P.

The Harrejaure iron ore occurrence was discovered in the 1940’s as a result of an airborne magnetic survey carried out by private Swedish exploration company Rederiaktiebolaget Nordstjernan.  A NW-SE trending magnetic anomaly was identified over a distance of greater than 1000 metres that was considered potentially ore associated.  Iron ore is covered thin by moraine and has been tested by 18 diamond drill holes over 1.7 kilometres of strike. Relogging and resampling of drill core HAR6001 and HAR6301 by independent geologist Geoff Reed confirmed the rich nature of the Fe mineralization and included 3.5 m at 70.2% Fe and 0.01% P.

The area of Renhagen and Harrejaure was subsequently held by BHP-Billiton (1999 - 2002) and Lundin Mining Exploration AB (2003 - 2006), however no exploration activity has been reported.

The Tjåorika iron ore occurrence was found in the 1950s by a private Swedish exploration company.  It was been investigated by “Rederiaktiebolaget Nordstjernan” who carried out geophysical measurements and drilled 4 holes.  Tjåorika has more recently been held by Equinox Resources NL and Lundin Mining Exploration AB.

A complete archive of data is available for the Renhagen project, as work on this project was carried out under the auspices of the SGU.

A Mineral Resource calculation of the Renhagen Property was calculated in 1971, based on drill holes, sampled pits, outcropping mineralization and geophysical surveys.  Two different ore grades were classified, being Fe > 35% (rich) and Fe 20 - 35% (poor).  The rich ore is typically magnetite breccia style and contains 42% Fe, whilst the poor ore breccias and skarn averages 28 % Fe.  Adjacent mineralized waste rock averages 14% Fe.  The rich breccia covers 7900 m2 and to a depth of 170 metres contains 4.8 million tonnes of ore with 41.7% Fe and 0.13 % P.  The lower grade breccia and skarn covers 11,150 m2 and contains 6.5 million tonnes of ore with 27.8 % Fe and 0.31% P.  Together there are 11.3 million tons of ore with 33.7% Fe, 0.23 % P and 0.03% S.  The historical resource estimates referred to herein for the Renhagen Property is based on a report titled “Renhagen järnmalmsfyndighet” by Lindroos and Mannström in 1971 on behalf of the SGU.  The resource was calculated using a polygonal method and is roughly analogous to CIM definitions “Indicated” and “Inferred”.  Data is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards.

Mineral Resources have been estimated for the central higher grade part of the mineralized area at Harrejaure using drilling and geophysical results.  The Mineral Resource covers an area of approximately 10,000 m2.  The reported Historical Mineral Resource is 5 million tonnes of ore with 65.5% Fe, 0.015% P and 0.03% S. The historical resource estimates referred to herein for the Harrejaure project are based on a report titled “Exploration Opportunities in Norrbotten (Sweden): Municipality of Kiruna, 1997” by Geo Management AB in 1997 on behalf of the Länsstyrelsen I Norrbottens län.  The resource was calculated using a polygonal method and is roughly analogous to CIM Definition Standards “Indicated” and “Inferred”.  Data is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards.

Mineral Resources have not been calculated for the Tjåorika Property.  Using geophysical and surface sampling data, Grip and Frietsch (1973) estimated a conceptual exploration target for Tjåorika, of 2.5 million tonnes of ore with 57% Fe and 0.06% to 1% P.  The exploration target referred above for the Tjåorika Property is summarized in the book entitled, "Malm i Sverige" by Grip and Frietsch published in 1973.  The potential quantity and grade are conceptual in nature and there has been insufficient exploration to define this target at this time, and it is uncertain that further exploration will result in further discoveries on the property.

Other Iron Ore Projects

Tasman holds four additional claims in the Kiruna district that may be considered prospective for iron ore.

REE Projects

Tasman holds five claim or claim applications in Sweden considered prospective for REE’s.  Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact florescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

Norra Kärr

Norra Kärr is located in southern Sweden, 300km SW of Stockholm and lies in farming and forestry land, well serviced by power, road, water and a local skilled community.

Norra Kärr is a peralkaline nepheline syenite intrusion which covers 400m x 1200m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  Rock units present include grennaite, kaxtorpite and lakarpite, whilst REE bearing minerals include eudialyte, catapleite, britholite, fergusonite and mosandrite.  The project shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

Previous exploration at Norra Kärr has principally been undertaken by Swedish mining company Boliden AB.  During the 1970’s Boliden sampled two long trenches 400m apart across the intrusion, returning:

NORTH TRENCH                                                      244m at 1.9% ZrO2, 0.37% TREO*

SOUTH TRENCH                                                      149m at 1.51% ZrO2, 0.5% TREO; and
                         52m at 1.47% ZrO2, 0.44% TREO

*TREO = total rare earth oxide + yttrium oxide (Y2O3); ZrO2 = zirconium oxide;

Although “TREO” is quoted above, samples taken by Boliden were not assayed for 6 of the 9 higher value, heavy rare earth elements (“HREE’s”).  Twenty-seven random, non-representative rock samples submitted for assay by Tasman has confirmed the presence of HREE’s in the Norra Kärr intrusion.  The 27 samples ranged from 0.09% to 0.7% and averaged 0.35% TREO.  Weight percent of HREO (heavy rare earth element oxides) relative to TREO ranged from 24 - 68% and averaged 54%, showing Norra Kärr to be elevated in the higher value HREE’s relative to light rare earth elements (“LREE”).  Most known REE deposits are dominated by the LREE’s and typically contain 1-3% HREO in the TREO.  Sampling also suggests the Norra Kärr intrusion does not contain significant concentrations of radioactive elements.

Historical trench sampling by Boliden at Norra Kärr (see Tasman press release dated November 2, 2009) provides an exploration target to a depth of 55m of 35 to 40 million tonnes at a grade between 0.4-0.6% TREO, 1.5-1.9% ZrO2 and 0.02-0.04% Hf.  The potential quantity and grade indicated for the exploration target is conceptual in nature and there has been insufficient exploration to define the target at this time and it is uncertain that further exploration will result in the definition of a resource.

Twenty-seven random, non-representative rock samples have been submitted for assay by Tasman which confirmed the presence of elevated HREE’s, Zr and Hf in the Norra Kärr intrusion.  Analytical data from these samples is provided in Table 2.  Weight percent of HREO (heavy rare earth element oxides) relative to TREO ranged from 24 - 68% and averaged 54%, showing Norra Kärr to be elevated in the higher value HREE’s relative to light rare earth elements (“LREE”).  Most known REE deposits are dominated by the LREE’s and typically contain 1-3% HREO in the TREO.

Drilling at Norra Kärr commenced in mid-December 2009.  The drill program was designed to test the three-dimensional REE grade distribution throughout Norra Kärr, provide data for future resource calculations and suitable core sample for future metallurgical testwork.  Drilling tested the intrusion to approximately 100m vertical depth.  As at the 20th January 2009, 10 drill holes for a total of 1310 metres had been completed.  Holes to date have been drilled at 80m spacing along three sections at 400m spacing across the intrusion to determine the lateral and strike extent of the peralkaline nepheline syenite intrusion.

All 10 holes intersected nepheline syenite to the approximate 100m vertical drill depth and in addition confirmed the intrusion to be approximately 400m in width.  The local rock type “grennaite” is the dominant unit intersected, a fine grained rock consisting of alkali feldspar, nepheline, aegirine, eudialyte and catapleite.  Regular intervals of coarser grained pegmatite with eudialyte have also been located.  Drill core is now being logged, cut and shipped to an analytical laboratory for assay.  Drilling is anticipated to conclude in mid-February 2010.  Assay results from the first drill holes are expected to be available at a similar time.

Finland

In Finland, Tasman has made 34 claim reservation applications totaling 267.4 km2 and four claim applications totaling 268 hectares.  The claim applications cover and surround the historic Korsnas mine, where a total of 870,000 tonnes at 3.56% lead and 0.83% REE were mined between 1959 and 1972.  Claim reservation applications have been lodged over Katajakanka/Kontioaho, a peralkaline intrusion, the Iivaara carbonatite intrusion and the margin of the large Sokli carbonatite.

Data is currently being compiled from the Finnish projects and will be released as it is verified.

Norway

In Norway, Tasman has submitted one claim application covering 30 hectares considered prospective for REE’s.

Qualified Person

The qualified person for Tasman’s projects, Mr. Mark Saxon, the Company’s President and Chief Executive Officer, a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this document.

Selected Financial Data

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

	Fiscal 2010	Fiscal 2009				Fiscal 2008
Three Months Ended:	Nov. 30, 2009 $	Aug. 31, 2009 $	May 31, 2009 $	Feb. 28, 2009 $	Nov. 30, 2008 $	Aug. 31, 2008 $	May 31, 2008 $	Feb. 29, 2008 $
Operations:
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mineral exploration costs	(20,120)	(342)	(1,597)	Nil	(9,649)	(29,052)	(5,140)	(15,237)
Expenses	(378,868)	(41,086)	(176)	(153)	(146)	(5,426)	(1,906)	(133)
Other item	641	2,386	331	(961)	(1,013)	(470)	547	368
Net income (loss)	(398,347)	(39,042)	(1,442)	(1,114)	(10,808)	(34,948)	(6,499)	(15,002)
Basic and diluted loss per share	(0.02)	(0.00)	(0.00)	(0.00)	0.00	(0.00)	(0.00)	(0.02)
Dividends per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Balance Sheet:
Working capital (deficit)	2,364,653	(130,022)	(75,351)	(73,846)	(72,961)	(72,389)	(47,128)	(37,319)
Total assets	2,485,823	55,986	36,861	40,420	41,707	54,467	45,057	42,934
Total long-term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations

During the three months ended November 30, 2009 (the “2009 period”) the Company reported a net loss of $398,347 ($0.02 per share), compared to a net loss of $10,808 ($0.00 per share) for the three months ended November 30, 2008 (the “2008 period”), an increase in loss of $387,539.  The increase in loss during the 2009 period was attributed primarily to the recognition of stock-based compensation and an increase in administrative costs associated with a public company.

General and administrative expenses increased by $369,073 from $9,795 during the 2008 period to $378,868 during the 2009 period.  The Company incurred specific general and administrative expenses of note during the 2009 period as follows:

•	incurred $13,500 (2008 - $nil) for accounting and administration services charged by Chase Management Ltd. (“Chase”), a private corporation controlled by Mr. Nick DeMare, a director of the Company;
•
incurred general exploration expenditures of $5,431 (2008 - $9,649) relating to ongoing costs of the Company’s exploration office in Sweden and general exploration and property due diligence in Sweden and Finland.  Fluctuations in general exploration expenses is primarily affected by allocations to direct property costs;

•
incurred $10,085 for travel expenses (2008 - $nil), primarily for ongoing travel between Canada/ Europe/Australia by Company personnel to oversee the Company’s property acquisition and exploration programs;

•	incurred legal fees of $19,927 (2008 - $nil), primarily for services relating to the Amalgamation;
•
the Company has retained Mining Interactive Corp. (“Mining Interactive”) to provide market awareness and investor relation activities.  During the 2009 period, the Company paid Mining Interactive $6,000 (2008 - $nil);

·	the Company recorded $248,500 (2008 - $nil) stock-based compensation expense relating to the granting of stock options;
•	incurred audit fees of $27,935 (2008 - $nil) for the year-end audit; and
•	incurred corporate finance fees of $20,000 (2008 - $nil) with respect to the Amalgamation.

   As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue.

During the 2009 period the Company incurred a total of $18,501 (2008 - $nil) on acquisition costs on its unproven mineral interests, for land fees and associated costs for its mineral claims in Sweden and Finland.

Financial Condition / Capital Resources

As at November 30, 2009, the Company had working capital of $2,364,653.  The Company believes that it currently has sufficient financial resources to conduct anticipated exploration programs and meet anticipated corporate administration costs for the upcoming twelve month period.  However, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional properties, which may entail significant funding or exploration commitments.  In the event that the occasion arises, the Company may be required to obtain additional financing.  The Company has relied solely on equity financing to raise the requisite financial resources.  While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

Contractual Commitments

The Company has no contractual commitments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

The Company does not have any proposed transactions.

Critical Accounting Estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended August 31, 2009.  The critical accounting estimates relate to the capitalization of costs directly related to unproven mineral interests and the recording of stock-based compensation.

Changes in Accounting Principles

Adoption of New Accounting Standards

Goodwill and Intangible Assets

The Accounting Standards Board (“AcSB”) issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The adoption of Section 3064 did not have a material impact on the Company’s financial position and results of operations.

Future Accounting Policies

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009:  Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.

Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, Business Combinations.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

International Financial Reporting Standards

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Companies will be required to provide comparative IFRS information for the previous fiscal year.

The Company has commenced the scoping and planning phase of its changeover plan.  The Company has designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses.  The Company has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation.  The scoping and planning phase involves establishing a project management team, mobilizing organizational support for the conversion plan, identifying major areas affected and developing an implementation plan.  The Company expects to complete the scoping and planning phase during the 2010 fiscal year.  The detailed assessment phase (“Phase 2”) will result in accounting policies and transitional exemptions decisions, quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted.  The operations implementation phase (“Phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at September 1, 2010 and thereafter.  Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures.  Post implementation (“Phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond.  The Company will continue to monitor changes in IFRS throughout the duration of the implementation process and assess their impacts on the Company and its reporting.

Risks and Uncertainties

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities.  Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Before production can commence on any properties, the Company must obtain regulatory and environmental approvals.  There is no assurance that such approvals can be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company’s material mineral properties are located in Scandinavia and consequently the Company is subject to certain risks, including currency fluctuations which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by governmental regulations relating to the mining industry.

Investor Relations Activities

The Company maintains a website at www.tasmanmetals.com .  During the three months ended November 30, 2009, the Company retained Mining Interactive Corp. to provide market awareness and investor relations activities.  The Company pays $3,000 per month for such services.  The arrangement may be cancelled by either party on 15 days notice.  During the three months ended November 30, 2009 the Company paid $6,000.

Outstanding Share Data

The Company’s authorized share capital is unlimited common shares without par value and unlimited preferred shares without par value.  As at January 25, 2010, there were 35,796,397 outstanding common shares, 3,037,222 stock options outstanding with exercise prices ranging from $0.10 to $0.25 per common share, 566,000 compensation options at an exercise price of $0.25 per option and 7,552,500 warrants outstanding with exercise prices ranging from $0.10 to $0.40 per common share.